UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-41002

CUSIP Number: 88165K101

88165K119

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Tevogen Bio Holdings Inc.
Full Name of Registrant

Former Name if Applicable

15 Independence Boulevard, Suite #410
Address of Principal Executive Office (Street and Number)

Warren, New Jersey 07059
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tevogen Bio Holdings Inc., a Delaware corporation (the “Company”), was unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Q3 Form 10-Q”), with the Securities and Exchange Commission (the “SEC”) within the prescribed time period. The Company outsources a portion of its internal accounting and financial reporting function to a third-party and has recently changed service providers and, in connection therewith, requires additional time to finalize the Company’s financial statements and accompanying notes to be disclosed in the Q3 Form 10-Q. The Company will continue to report in its Q3 Form 10-Q material weaknesses related to its internal controls over financial reporting. The Company plans to file the Q3 Form 10-Q with the SEC as soon as practicable, and no later than the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ryan Saadi	877	838-6436
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

The Company anticipates that significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Q3 Form 10-Q, with an anticipated net loss of approximately $4.3 million for the nine months ended September 30, 2024, which is significantly lower than the net loss of approximately $56.8 million for the nine months ended September 30, 2023. The primary reason for this shift was a change in the change in fair value of convertible promissory notes to an approximate $48.5 million decrease in fair value in the nine months ended September 30, 2024, due to the timing of the settlement of the convertible promissory notes upon the closing of the previously announced business combination (the “Business Combination”) with Tevogen Bio Inc. on February 14, 2024, as compared to an approximate $49.1 million increase in fair value in the nine months ended September 30, 2023. Partially offsetting this was an approximate $34.9 million increase in loss from operations, primarily as a result of $26.3 million of non-cash, stock-based compensation expense recognized when the liquidity event condition contained in certain stock-based awards was satisfied upon the closing of the Business Combination, and approximately $7.5 million of transaction costs in connection with the Business Combination in the nine months ended September 30, 2024.

The Company is in the process of finalizing the preparation of the Company’s financial statements and accompanying notes thereto, as of and for the quarter ended September 30, 2024. Accordingly, the foregoing expectations are preliminary, unaudited, and subject to change in connection with the completion of the reporting process and preparation of the Company’s financial statements, and actual results may vary significantly from the foregoing expectations.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “anticipate,” “expect” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the Company’s ability to file the Q3 Form 10-Q within the time period prescribed by Rule 12b-25 and the Company’s expectations regarding its financial and business performance. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

TEVOGEN BIO HOLDINGS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2024	By	/s/ Ryan Saadi
		Name:	Ryan Saadi
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).